# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MGM Resorts International, CIK 0000789570
CUSIP: 552953101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, Nevada (NV), 89109
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001036325

## Reporting persons
- DAVIS SELECTED ADVISERS: type of reporting person: investment adviser (IA); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); sole voting power 19,442,748; shared voting power 477,965; sole dispositive power 19,920,713; shared dispositive power 0; aggregate amount beneficially owned 19,920,713 (7.1% of the class)

## Item 1. Issuer
Name of issuer: MGM Resorts International
Address of issuer's principal executive offices: 3600 LAS VEGAS BLVD S, LAS VEGAS, NEVADA, 89109.

## Item 2. Person Filing
Name of person filing: Davis Selected Advisers
Address of principal business office or, if none, residence: 2949 East Elvira Road, Suite 101 Tucson, Arizona 85756
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 19920713
Percent of class: 7.1
Sole power to vote or to direct the vote: 19442748
Shared power to vote or to direct the vote: 477965
Sole power to dispose or to direct the disposition: 19920713
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DAVIS SELECTED ADVISERS: /s/ Michaela McLoughry, Vice President, Chief Compliance Officer (01/22/2025)